Investment Policy Change

LIR Premier Tax Free Money Market Fund

The Trusts board approved modifications to the funds investment policies as a result of a new rule promulgated by the Securities and Exchange Commission. This rule generally requires a fund with a name suggesting that it focuses on a particular type of investment e.g. a fund calling itself ABC Stock Fund, the XYZ Bond Fund, or the QRS U.S. Government Fund to invest at least 80% of its net assets plus the amount of any borrowing for investment purposes in the type of investment suggested by its name. The changes to the funds investment policies take effect on April 8, 2002. These changes are not expected to materially affect portfolio management.

     Replace the last two sentences in the seventh paragraph of the section entitled The Funds and Their Investment Policies on page 2 with the following:

Under normal circumstances, the fund will invest at least 80% of its net assets in investments the income from which is exempt from federal income tax. This policy may not be changed without shareholder approval. In addition, under normal circumstances, the fund may invest only up to 20% of its net assets in Municipal Securities that pay interest that is an item of tax preference for purposes of the alternative minimum tax. Municipal Securities are for these purposes money market instruments issued by states, municipalities, public authorities and other issuers, the interest on which is exempt from federal income tax. Municipal Securities include 1 municipal commercial paper, 2 municipal bonds and notes and 3 variable and floating rate municipal securities.

The fund will interpret these new policies as if the following phrase appeared immediately after words net assets plus the amount of any borrowing for investment purposes.


UBS Money Series
LIR Premier Money Market Fund
LIR Premier Tax-Free Money Market Fund